Exhibit 1

Perion Announces Management Change

Tel Aviv and San Francisco – January 12, 2015 – Perion Network Ltd. (NASDAQ: PERI) is pleased to announce the appointment of two executives into new senior leadership roles. Mr. Shai Gottesdiener will now be General Manager of Perion’s B2B mobile unit and Mr. Miki Kolko will now serve as Perion’s CTO.

Mr. Gottesdiener joined Perion as Chief Technology Officer in July 2013 with 17 years of experience in the Internet, mobile and enterprise software industries. In his role as Perion’s CTO, Mr. Gottesdiener successfully led the merger of Perion with ClientConnect on the side of Information Systems and Data. Prior to joining Perion, he served as Vice President of R&D and Head of the Gaming Platform and Business Applications at 888, a global leading online gaming company. Mr. Gottesdiener has extensive operational experience in managing multiple locations around the world and managing teams of several hundred people.

In his new role, Mr. Gottesdiener will focus on establishing Grow Mobile, a leading fully managed and self-serve, cross network advertising platform, as the platform of choice for mobile advertisers and agencies and expand its reach on a global basis. In addition, he will be responsible for launching new B2B mobile products to enhance our offering, the first of which is Touchbeam, a mobile engagement platform, whose beta version will be released in the second quarter of the year.

“I am thrilled to welcome Shai in his new role. I have been working with Shai for almost two years and have been very impressed by his management, operational and leadership skills. His industry knowledge and ability to drive execution make him the perfect choice to take our mobile unit to the next level on a global scale,” stated Mr. Josef Mandelbaum, Perion's CEO.

Promoted from within the company, to replace Mr. Gottesdiener as Perion’s Chief Technology Officer, is Mr. Miki Kolko. Mr. Kolko has 19 years of experience in internet and big data technologies and served as Vice President of Data at Perion for over two years.  Prior to his time at Perion, Mr. Kolko served as Vice President of Data at LivePerson (NASDAQ:LSPN), a global leader of digital engagement technology. Mr. Kolko also has several years of experience in various engineering executive management positions and was the founder and Chief Technology Officer of three startups in enterprise software and internet B2C.

“Miki will be a strong addition to Perion’s senior team,” commented Mr. Mandelbaum.  “I am excited not only about the opportunity to promote from within Perion, as it is a strong indicator of our bench strength, but also about the skill set Miki brings to the position in big data, which is one of the most crucial pillars for our success. We believe we have the right people and the sharpest minds on board to succeed.”

“Additionally,” Mr. Mandelbaum continued, “we want to thank Tomer Pascal, the former General Manager of our B2B mobile unit, for his many contributions to our business in his five plus years at the company.  We want to wish him all the best in his new venture.”

About Perion Network Ltd.

Perion powers innovation. We are a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their applications and content and expand their reach to larger audiences, based on our own experience as an app developer.  Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the ClientConnect transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Deborah Margalit
Perion Investor Relations
+972-73-398-1000
investors@perion.com

or

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.